Exhibit 99.6

ZenaTech’s 2024 Financial Results and CEO Letter to Shareholders Shows Revenue and Assets Increase

Vancouver, British Columbia, (April 1, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces 2024 financial results and presents a letter to shareholders from Chairman and CEO Shaun Passley, Ph.D.

2024 Financial Results

•As of December 31, 2024, and consistent with its recent 6K filing, ZenaTech’s 2024 full-year revenue increased by 7% to $1.96 million as compared to $1.82 million for the full year of 2023 (all figures in $Cdn. dollars)

•Comprehensive loss for the period was ($4.04 million) versus ($.251 million) last year due to increased one-time costs of listing on Nasdaq Capital Market from lawyers. accountants, auditors, financial advisor (investment banker) and other going public expenses

•Assets have increased over 110% to $34.6 million at year-end 2024, up from $16.4 million at year-end 2023. This is due to the company’s acquisition of three patents, and a total of four software companies. In addition, the company has signed multiple Letters of Intent (LOIs) as part of an acquisition strategy that will tremendously increase future revenue

•Liabilities continue to be low, having increased $3.7 million to $12.8 million at year-end 2024 from $9.1 million at year-end 2023

•The Company’s ratio of debt to total capitalization is 31%, which is well within the accepted standard of less than 50%

•ZenaTech’s existing cash and funds available through lines of credit will be sufficient to finance the next 12 months of the company’s operations. We anticipate that cash generated internally, and lines of credit will be sufficient to fund our drone development and acquisitions

•Additional information is available from ZenaTech’s 6K filing on the SEC EDGAR website. The company will be filing its 20F by the due date, which is April 30, 2024, for Private Foreign Issuers

Letter to Shareholders

Dear ZenaTech Shareholders,

I want to begin by thanking you for your ongoing support as we continue to grow our business and focus on building sustainable long-term shareholder value.

Since our direct listing on Nasdaq in October of 2024, we have been leveraging our software development expertise and growing our AI drone design and manufacturing capabilities through our subsidiary ZenaDrone to innovate and improve inspections, monitoring, surveys, security, and safety processes for commercial and defense markets. We’ve continued to serve our enterprise SaaS customers via our subsidiary software companies and solutions for law enforcement, health, government, commercial and industrial sectors driving operational efficiencies and cost savings. We’ve announced our Drone as a Service or DaaS business and made good progress in our revenue accretive acquisition strategy. We now operate through seven global offices in North America, Europe, UAE, and most recently Taiwan.

Today, we are recognized as an emerging global brand, poised to offer innovative drone solutions incorporating our ZenaDrone 1000, a mid-sized autonomous drone for commercial and defense applications, and the IQ series of indoor/outdoor drones. We launched the IQ Nano, a unique self-flying indoor drone, currently used for inventory management by reading and processing barcodes in warehouses; we announced a paid trial of this solution currently in progress with a multinational auto parts manufacturer. We’ve made progress in the development of the IQ Square, a larger version than the Nano drone that will be used for land surveys and other outdoor line-of-site inspections. We are now vertically integrated through setting up our Spider Vision Sensors company in Taiwan that will manufacture military-compliant component parts for our drones.

We continue to add to our patent portfolio. Last year we acquired patents from a related party company for a second-generation improved design for the ZenaDrone 1000 enabling longer flight times and more payload capacity and utility patents for an autonomous recharging pad and a multiple accessory securing panel. We are building our reputation for pioneering R&D projects utilizing AI drone swarms or multiple drones, incorporating the use of quantum computing with the launch of our Sky Traffic project for traffic management, weather forecasting, wildfire management and other applications.

We have been strategically expanding our offerings to innovate the drone industry through establishing a DaaS business model. At the same time, we’ve been expanding our footprint in other verticals, entering new markets both geographically and within industries for our drones and software products. I would like to highlight our accomplishments to date, and our strategy, plans, and vision for the future in the following areas:

Services/Solutions/Technology - DaaS

We believe we are the first drone company to launch a DaaS business model with a vision to have a national footprint in the US and globally. DaaS works similarly to Software-as-a-Service (SaaS), but instead of providing software over the internet, DaaS offers packaged drone technology solutions and services on a subscription or pay-per-use basis.  Businesses and government customers can conveniently access drones for tasks such as surveying, inspections, security and law enforcement, or precision agriculture solutions or without having to buy, operate or maintain the drones themselves. We believe this strategy to integrate our AI drone hardware, software, and expertise to innovate and improve operations of many traditional business verticals adds the potential for significant revenue in the US and globally. The first step of this strategy is the acquisition of land survey engineering firms giving us a base in various US regions and the opportunity to expand our range of drone services offered.

Acquisition Strategy and Expansion

While we are focused on organic growth, a forward-looking and revenue-accretive acquisition strategy will help our progress and speed in new drone and software markets.  We look to acquire established companies with revenue producing software solutions or legacy businesses like land survey services, and an existing client base with a history of licensing renewal or repeat customers. We believe this provides stable revenue and positive cash flow while reducing risk.

We are currently working through negotiations on a pipeline of over 20 acquisitions primarily in the land survey industry where we have already announced eight LOIs and closed on two of these acquisitions to date. This is part of a larger acquisition and roll-up strategy to disrupt the land survey business by accelerating the innovation, speed and precision benefits achieved by using AI drones.  We view our strategy analogous to how Uber disrupted the taxi industry. Once we have “feet on the ground” in various regions offering drone-based land surveys to an existing customer base, we see this as the first step towards establishing and expanding our DaaS business model.

Our DaaS model enables governments, farmers, oil and gas companies, environmental firms, etc. to utilize a complete drone solution for a specific application─ i.e. land surveying, crop management, inspection, safety, or compliance application, and purchase it on a pay-as-you-go basis rather than having to buy the entire drone hardware and software solution. This business model provides cost-effective access to the enhanced productivity benefits and AI capabilities offered by drone technology to optimize time, improve precision, and eliminate outdated or manual processes.

To date, ZenaTech has announced three completed acquisitions, adding five additional software companies and brands to our collection of enterprise SaaS solutions.  We acquired ZooOffice Inc., the holding company for software companies Jadian and DeskFlex, from ZenaTech’s former parent company. These two software companies will provide important compliance and inspection software as well as scheduling and mapping software that will be incorporated into ZenaDrone AI drone solutions. We also acquired Ecker Capital, a related company and holding company for Interactive Systems and InterlinkONE- two companies offering warehouse software management that ZenaDrone plans to incorporate into its IQ Nano inventory management drone solutions. These acquisitions further expand ZenaTech’s portfolio of software and drone solutions as well as customer base and are expected to add to recurring revenue.

Most recently, we finalized the acquisition of a UK workplace scheduling and planning software company, Othership. We see an opportunity to build future applications to increase productivity for multinational companies with large and complex workforces and workplace scheduling challenges when combined with our quantum computing project.

In addition, we are strategically expanding our US footprint creating a strong base in Arizona, which is strategic to our US operations as the base of our subsidiary ZenaDrone, where our second drone manufacturing and production facility will be located and where we intend to build our drone solutions destined for the US military.

UAS Certifications, US Defense and Regulatory Requirements

As a drone company, Unmanned Aerial System (UAS) certifications in multiple jurisdictions where we operate, and FAA (Federal Aviation Authority) approvals are essential requirements for doing business. We received an FAA exception last year to demonstrate, exhibit, and test our drones in the US subject to certain requirements. We also applied for FAA Part 137 certification so we can use our drones for spraying applications for precision agriculture farming and for wildfire management applications in the future.

Our subsidiary ZenaDrone has initiated internal cybersecurity processes and controls for us to apply for Green UAS (Unmanned Aerial System) certification for the IQ Square drone for applications including land surveys, bridge inspections and other infrastructure inspections for use by US Defense agencies. This is an important steppingstone to qualifying for the Blue UAS certification to achieve supplier list status to sell directly to US defense branches.

Our subsidiaries ZenaDrone and Spider Vision Sensors are also collaborating with Taiwan-based certified electronics manufacturer and partner, Suntek Global, to apply for the company’s first Blue UAS certified IQ Nano drone sensor to enable future use by US Defense customers.

Vertical Integration and Compliance for US Government Markets

We established Spider Vision Sensors in Taiwan to ensure ZenaDrone’s products are compliant with the US National Defense Authorization Act (NDAA), an important requirement for the company to win business with the US Military and a growing number of law enforcement and state/municipal governments as well. This division will manufacture and assemble drone sensors, electronics, and components such LiDAR (Light Detection and Ranging), thermal, infrared, multi-spectral and hyper sensors, cameras, and PBCs (Printed Circuit Boards), all in-house. Establishing a drone sensor and components manufacturer in Taiwan will help bring our products to market faster and removes dependencies on any Chinese made electronics that are becoming banned in the US.

Currently, Spider Vision Sensors is expanding its East Asian partnerships as well to sell to customers in the rapidly growing government defense and commercial drone markets in Taiwan, South Korea and Japan.

Personnel Expansion to Meet Demand

To date, we have expanded our team of drone engineers, technicians, and R&D engineers by adding 35 new hires to meet production line and capability requirements for the manufacturing of our ZenaDrone drones. These professionals will bring a wealth of differentiated and relevant skills to contribute to our future success.

In addition, we added and promoted several key team members in the business development, customer support, corporate development, and administration areas of ZenaTech and our subsidiary companies. I believe our longstanding team members will continue to be active and productive contributors in their new roles, helping us leverage growth opportunities in the AI drone and SaaS software marketplaces, and build our business over the coming months and years.

Listing of Common Shares on Foreign Stock Exchanges

We believe that there is a significant opportunity both for the company and potential investors to expand beyond our Nasdaq listing, increasing exposure, liquidity and trading by attracting foreign investors.  For that reason, we have listed our shares on additional exchanges strategic to our business and customers in other parts of the world, including the Frankfurt Stock Exchange (FSE) under the symbol “49Q” effective October 31, 2024, and the BMV: Bolsa Mexicana de Valores (Mexican Stock Exchange), effective January 23, 2025,

Again, I am pleased to provide you with this update, and I thank you for your continued investment in ZenaTech.  Our entire team is optimistic about the company’s future potential.  We thank you for your continued support and look forward to updating you at the conclusion of the first quarter of 2025.

Sincerely,

Shaun Passley, Ph.D.

Chairman and CEO

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and partner network.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.